Free Writing Prospectus (To the Prospectus dated August 27, 2008, Prospectus Supplement dated August 27, 2008)	Filed Pursuant to Rule 433 Registration No. 333-145845 January 13, 2009

$[—] 100% Principal Protected Notes due January 30, 2014 Linked to the Barclays Capital Q-BES Large Cap US Excess Return Index Medium-Term Notes, Series A, No. E-2930

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa1‡)

Initial Valuation Date:	January 27, 2009

Issue Date:	January 30, 2009

Maturity Date:	January 30, 2014* (resulting in a term to maturity of 5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	Barclays Capital Q-BES Large Cap US Excess Return Index (the “Index”) (Bloomberg ticker symbol “BXIIQUER<Index>”), as described under “Description of the Reference Asset” in this free writing prospectus.

Participation Rate:	100%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the reference asset return is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the reference asset return and (ii) the participation rate:

$1,000 + ($1,000 x reference asset return x participation rate)

•        if the reference asset return is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Reference Asset Return:	The performance of the reference asset from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	, the reference asset closing level on the initial valuation date.

Final Level:	The arithmetic average of the reference asset closing levels on each of the semi-annual averaging dates.

Semi-Annual Averaging Dates:	July 27, 2009, January 27, 2010, July 27, 2010, January 27, 2011, July 27, 2011, January 27, 2012, July 27, 2012, January 28, 2013, July 29, 2013 and January 27, 2014.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York and London

CUSIP/ISIN:	06738Q B80 and US06738QB805

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 27, 2008, and the prospectus supplement dated August 27, 2008, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA- by Standard & Poor's, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

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Reference Asset Return	Payment at Maturity	Total Return on the Notes
100.00%	$2,000.00	100.00%
90.00%	$1,900.00	90.00%
80.00%	$1,800.00	80.00%
70.00%	$1,700.00	70.00%
60.00%	$1,600.00	60.00%
50.00%	$1,500.00	50.00%
40.00%	$1,400.00	40.00%
30.00%	$1,300.00	30.00%
20.00%	$1,200.00	20.00%
10.00%	$1,100.00	10.00%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: The reference asset return is 20%.

Because the reference asset return is positive, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x reference asset return x 100%)

$1,000 + [$1,000 x (20% x 100%)] = $1,200.00

Therefore, the payment at maturity is $1,200.00 per $1,000 principal amount Note, representing a 20% return on investment over the term of the Notes.

Example 2: The reference asset return is 50%.

Because the reference asset return is positive, the investor receives a payment at maturity of $1,500.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x reference asset return x 100%)

$1,000 + [$1,000 x (50% x 100%)] = $1,500.00

Therefore, the payment at maturity is $1,500.00 per $1,000 principal amount Note, representing a 50% return on investment over the term of the Notes.

Example 3: The reference asset return is -10%.

Because the reference asset return is negative, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The semi-annual averaging dates, the maturity date, the payment at maturity and the closing level of the reference asset on each semi-annual averaging date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices”; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index”.

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•	Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 100% of the reference asset return, if the reference asset return is positive.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

It is possible that the Internal Revenue Service could seek to characterize your Notes in a manner that results in tax consequences that are different from those described above. For example, it is possible that you could be required to recognize gain or loss each time the Index rebalances.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds” and

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”.

In addition to the risks described above, you should consider the following:

•	The Notes Might Not Pay More Than the Principal Amount—If the reference asset performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes.

•

The level of the Index will depend upon the success of the Barclays Q-BES strategy—The Index is based on the Barclays Q-BES strategy, which seeks to reflect the excess returns available by making investments based on predicted outperformance of selected companies reporting earnings surprises, or earnings in excess of consensus estimates. However, the selection criteria, timing, and ranking by earnings surprise may not be accurate predictors of share performance in excess of the S&P 500 Total Return Index, in which case the level of the Index may fall.

•

Historical or hypothetical levels of the Index should not be taken as an indication of the future performance or volatility of the Index during the term of the Notes—It is impossible to predict whether the Index will rise or fall. The level of the Index reflects the relative performance of a limited number of shares, which may be influenced by many unpredictable factors. The actual volatility and performance of the Index over the term of the Notes, as well as the amount payable at maturity, may bear little relation to historical or hypothetical levels of the Index.

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•

The Index is not actively managed—The Index strategy operates by pre-determined rules. There will be no active management of the Index to enhance returns beyond those embedded in the Index strategy. An actively managed investment may potentially respond more directly and appropriately to immediate market, political, financial or other factors than the non-actively managed Index, which may adversely affect the level of the Index and the value of the Notes.

•

The Index Sponsor relies on information over which it has no control or warranty—Barclays Capital is the Index Sponsor. The Index Sponsor relies on information from various third party independent and public sources in selecting the Index components and calculating the Index level, including earnings and other financial reports published by individual companies. The Index Sponsor does not independently verify the information extracted from these sources, which may be inaccurate or subject to later correction or restatement. The Index Sponsor takes no responsibility for the impact of any inaccuracy of such data on the level of the Index or the value of the Notes.

•

You will not Receive Interest Payments or have any Rights to Receive the Index Components—You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that investors in the Index components may have. Your Notes will be paid in cash, and you will have no right to receive delivery of any Index components.

•

Changes in methodology of the Index or changes in laws or regulations may create conflicts of interest and may affect the value and amount payable at maturity of your Notes – Barclays Capital, a division of Barclays Bank PLC, is the Index Sponsor. The Index Sponsor is responsible for the composition, calculation and maintenance of the Index. As discussed in “Description of the Reference Asset” in this free writing prospectus, the Index Sponsor has the discretion in a number of circumstances to make judgments and take actions in connection with the composition, calculation and maintenance of the Index, and any such judgments or actions may adversely affect the value of the Notes. In addition, the Index or its components could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on the Index or its constituent indices) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. Any of these events could adversely affect the Index or its components and, correspondingly, could adversely affect the value of the Notes. The role played by Barclays Capital, as Index Sponsor, and the exercise of the kinds of discretion described above and in “Description of the Reference Asset” could present it with significant conflicts of interest in light of the fact that Barclays Bank PLC, of which Barclays Capital is a division, is the issuer of the Notes. The Index Sponsor has no obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

•

Our Business Activities May Create Conflicts of Interest—In addition to the role of Barclays Capital, a division of Barclays Bank PLC, as Index Sponsor as described in this free writing prospectus, our affiliates expect to play a variety of roles in connection with the issuance of the Notes. As noted above, our affiliates expect to engage in trading activities related to the Index components, futures or options on Index components or the Index, or other derivative instruments with returns linked to the performance of Index or Index components or the Index that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the level of the Index, could be adverse to the interests of the holders of the Notes. Moreover, our affiliates have published and in the future expect to publish research reports with respect to some or all of the Index components and the Q-BES strategy generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the market price of the Index components and the level of the Index and, therefore, the value of the Notes. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of and buyer, seller or holder of the Notes into consideration at any time.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any market maker;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

Overview

The Barclays Capital Q-BES Large Cap US Excess Return Index (the “Index”) seeks to take advantage of the market’s reaction to earnings surprises, or earnings reports which exceed consensus estimates, for selected companies included in the S&P 500. The premise of the Index is that historically such companies have outperformed the market following an earnings surprise. The Index reflects the excess performance of companies experiencing earnings surprises by taking long positions in a basket of up to 25 companies meeting specific criteria which report the largest earnings surprises each month(the “basket”), and taking a short position in the S&P 500 Total Return Index (the “Benchmark”). With the short position in the Benchmark, the Index is intended to be market neutral overall.

The Index is maintained and calculated by Barclays Capital (the “Index Sponsor”), a division of Barclays Bank PLC. The Index Sponsor calculates the level of the Index at or around close of business London time on each Index Business Day (as defined below) with respect to the prior Index Business Day and publishes it on the Q-BES index page at www.barcap.com/indices shortly thereafter. The level of the Index is also reported on Bloomberg page BXIIQUER Index.

Composition of the Index Basket

At the close of business on the next-to-last day of each month (the “Rebalancing Day”) on which (1) trading is conducted on the New York Stock Exchange (including NYSE Arca), the NASDAQ Stock Market and the Chicago Mercantile Exchange and (2) commercial banks are open for general business in London (together, an “Index Business Day”), a new basket of stocks from the S&P 500 is selected according to the following six criteria. If a company has more than one class of shares included in the S&P 500, only the class of shares with the higher average daily traded value during the previous 20 days on which the shares are traded on the relevant securities exchange (each, a “Trading Day”) will be considered in the following analysis.

First, any company is excluded from further analysis which does not have both (1) a market capitalization of over five billion US dollars at the close of the Rebalancing Day and (2) an average daily traded value of 50 million US dollars during the previous 20 Trading Days.

Second, each company is ranked according to (1) net operating cash flow per share divided by share price, (2) book value per share to price ratio, and (3) earnings yield, each as reported in its most recent publicly available quarterly report. Companies falling in the lowest third of one or more of these rankings are excluded from further analysis.

Third, companies which have not made an announcement reporting its earnings per share during the previous 20 Trading Days are excluded from further analysis.

Fourth, each company is ranked according to the extent by which its reported earnings per share exceed the market consensus estimate as reported in the most recent Compustat Quarterly Estimate of Earnings Per Share Report. This ranking of earnings surprise is calculated as (1) the reported earnings per share minus the market consensus estimate, divided by (2) the absolute value of the market consensus estimate. Companies with a negative or no earnings surprise are excluded from further analysis.

Fifth, if there are more than 25 companies remaining, then companies not ranked in the top 25 according to earnings surprise are excluded from further analysis.

Sixth, any company which the Index Sponsor is restricted from trading due to regulatory reasons will be excluded; all other remaining companies are included in the basket.

Each company in the basket will be weighted equally by value. However, in order to limit volatility and basket concentration, no company in the basket may be weighted more than 5%. Should there be fewer than 20 companies in the basket, units of the Benchmark will be included in the basket to the extent necessary for the total basket weight to equal 100% (the “Benchmark supplement”). For example, if the above selection criteria yields only 16 companies, each company will be weighted 5% (for a total of 80%) and the Benchmark will be weighted 20%, as if four virtual companies were added to the basket, the share performance of each matching the Benchmark.

Rebalancing of the Index Basket

Once the constituents of the new basket have been selected, the transition from the old basket to the new basket is carried out over the next four Index Business Days, commencing with the last Index Business Day of each month (each, a “Transition Day”). At the close of each Transition Day, the old basket will be reduced by one quarter of its adjusted market value pro rata across each basket

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constituent, and the corresponding amount apportioned equally across each constituent in the new basket. For example, at the close of the second Transition Day, the Index will reflect, by value, 50% of the old basket and 50% of the new basket. At the close of the fourth Transition Day, the transition to the new basket will be complete. Any allocation of shares or Benchmark units to the basket will be notional holdings, and the number of shares or units held will be adjusted to reflect, net of any applicable withholding tax, in a manner consistent with major stock indexes including the S&P 500 and Dow Jones Industrial Average, any split, reverse split, rights offering, stock distribution, special dividend, return of capital, spin-off or share repurchase which becomes effective in relation to any basket constituent subsequent to the previous Rebalancing Day.

The “adjusted market value” of the basket on any Index Business Day is equal to the market value of the basket constituents at the close of the Index Business Day plus a dollar amount reflecting the aggregate of ordinary dividends (net of any applicable withholding tax) in respect of any basket constituent for which the applicable ex-dividend date has occurred subsequent to the previous Rebalancing Day.

Calculation of the Index

The level of the Index is deemed to have been 100 on December 31, 1999. On any given Index Business Day, the level of the Index is equal to (1) the level of the Index on the previous Transition Day times (2) the excess return of the Index times (3) one minus the aggregate fees.

The “excess return” of the Index is equal to the basket return minus the Benchmark return.

The “basket return” is equal to the adjusted market value of the basket at the close of the Index Business Day divided by the adjusted market value of the basket at the close of the previous Transition Day.

The “Benchmark return” is equal to the level of the Benchmark at the close of the Index Business Day divided by the level of the Benchmark at the close of the previous Transition Day, each as reported on Bloomberg page SPTR Index.

The “aggregate fees” is equal to (1) the number of calendar days since the previous Transition Day date divided by 360 times the aggregate of (2) a 1% annual index management fee plus a 0.18% annual index execution cost plus (3) a 0.15% annual shorting cost in connection with the shorting of the Benchmark times, where there are fewer than 20 companies included in the basket (excluding the Benchmark supplement), the number of companies included the basket (excluding the Benchmark supplement) divided by 20.

The level of the Index will be published at or around close of business London time on each Index Business Day with respect to the prior Index Business Day on the Q-BES index page at www.barcap.com/indices and on Bloomberg page BXIIQUER Index.

Modifications to the Index

The Index Sponsor does not presently intend to modify the methodology used to compose or calculate the Index as described above. However, under certain circumstances described in this section, the Index Sponsor may, in its sole discretion, make modifications to the Index composition or methodology. Notwithstanding any such modifications, the Index is not an actively-managed index, and the performance of the Index may differ significantly from a similar index or strategy whose sponsor is permitted to make modifications under different sets of circumstances. The Index Sponsor will promptly publish any modifications that it makes on the Q-BES index page at www.barcap.com/indices.

Market Disruption and Force Majeure Events

If an “Index market disruption event” or a “force majeure event” occurs or is continuing on any calendar day that, in the Index Sponsor’s sole discretion, affects the Index or any of the Index components, the Index Sponsor may:

•	make such determinations and/or adjustments to the terms of the Index as it deems appropriate in order to determine the level of the Index on such day (if such day is an Index Business Day);

•	defer publication of information relating to the Index until the next Index Business Day on which such Index market disruption or force majeure event, as applicable, is not continuing; and

•

if such calendar day is a Rebalancing Day or Transition Day, to postpone such rebalancing or transition to the next calendar day on which such Index market disruption or force majeure event, as applicable, is not continuing.

Any of the following will constitute an “Index market disruption event”:

•	the declaration of a general moratorium in respect of banking activities in London or New York;

•	on any Index Business Day, the occurrence or existence of a lack of, or a material decline in, the liquidity in the market for trading in any component of the Index;

•	on any Index Business Day, the failure of a source from which the Index Sponsor obtains information necessary to calculate the level of the Index;

•

on any Index Business Day, the closure of any securities exchange on which any component of the Index is traded prior to its scheduled closing time, unless such earlier closing time is announced by such exchange at least one hour prior to the earlier of the actual closing time for the regular trading session on such exchange, and the submission deadline for trading orders to be executed on that Index Business Day; and

•	on any Rebalancing Day, the failure of a source from which the Index Sponsor obtains information necessary to determine the constituents of the new basket.

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A “force majeure event” is an event or circumstance (including without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Index Sponsor and that the Index Sponsor determines affects the Index, any of the Index components or the methodology on which the Index is based.

Taxation

If at any time the Index Sponsor determines that, as a result of a change in taxation (including, but not limited to, any tax imposed on the Index Sponsor or its affiliates), it is necessary to change the Index components or the methodology used to compose or calculate the Index, in order to offset the effect of such taxation, the Index Sponsor may make such change or changes in its sole discretion.

Cessation of Trading and Other Termination Event

The Index Sponsor may, in its sole discretion, discontinue calculating the Index if any of the following events occurs:

•	if the Benchmark ceases (or will cease) to be calculated or publicly quoted for any reason and is not immediately reinstated or replaced in a manner acceptable to the Index Sponsor; and

•	the Index Sponsor or its successor terminates or alters its business operations, is declared insolvent or is subject to winding-up proceedings.

Changes to the Index Components

If, after the occurrence of circumstances described in this section, the Index Sponsor deems it necessary to replace an Index component, including the Benchmark, with an appropriate successor for that Index component, then the Index Sponsor will calculate the level of the Index by adjusting accordingly the formula used for the calculation of the level of the Index to take account of such replacement Index component.

Stop-Loss Trigger Event

If the Index value on any Index Business Day falls to less than 80.00% of the Index value on the immediately preceding Rebalancing Day, then the basket constituents will be liquidated at the closing prices for each basket constituent on the following Index Business Day and the notional basket value invested in the Benchmark until after the next Rebalancing Day, when a new basket is selected and incorporated into the Index over the subsequent four Transition Days.

Change in Methodology

While the Index Sponsor currently employs the methodology described in this free writing prospectus to compose and calculate the Index, it is possible that market, regulatory, juridical, financial, fiscal or other circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index components) will arise that would, in the view of the Index Sponsor, necessitate a modification or change of such methodology.

Other Changes

In addition to the foregoing circumstances, the Index Sponsor reserves the right to make any other changes to methodology used to compose or calculate the Index as the Index Sponsor may, in its sole discretion, determine to be necessary as a result of market, regulatory, judicial, financial, fiscal or other circumstances.

In the event that ambiguities arise in the composition or calculation of the Index, the Index Sponsor will resolve such ambiguities and, if necessary for resolution, make changes to the methodology used to compose or calculate the Index.

Licensing

Barclays Capital Q-BES Large Cap US Excess Return Index is a trademark of Barclays Bank PLC and has been licensed for use in connection with the Notes.

Disclaimer

The index sponsor does not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and the index sponsor shall have no liability for any errors, omissions, or interruptions therein.

The index sponsor makes no warranty, express or implied, as to the results to be obtained from the use of the Index. The index sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall the index sponsor have liability for any special, punitive, indirect or consequential damages, lost profits, loss of opportunity or other financial loss, even if notified of the possibility of such damages.

Neither the index sponsor nor any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determination made or anything done (or omitted to be determined or done) in respect of the Index or publication of the index level (or failure to publish such value) and any use to which any person may put the Index or the index level. In addition, although the index sponsor reserves the right to make adjustments to correct previously incorrectly published information, including but not limited to the index level, the index sponsor is under no obligation to do so and shall have no liability in respect of any errors or omissions.

Nothing in this disclaimer shall exclude or limit liability to the extent such exclusion or limitation is not permitted by law.

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Disclaimer and notice relating to S&P Indices

S&P 500 Total Return Index and S&P 1500 Composite Index are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC. The Barclays Capital Q-BES Index (the “Product”) is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Product. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw-Hill, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the S&P Indices to track general stock market performance. S&P’s only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P Indices which is determined, composed and calculated by S&P without regard to the Licensee or the Product. S&P has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the S&P Indices. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product to be issued or in the determination or calculation of the equation by which the Product is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Product.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Historical Performance of the Index

The level of the Index is deemed to have been 100 on December 31, 1999. The Index Sponsor began calculating the Index on September 30, 2008. Therefore, the historical information for the period from December 31, 1999 until September 29, 2008 is hypothetical and is provided as an illustration of how the Index would have performed during the period had the Index Sponsor begun calculating the Index on December 31, 1999 using similar methodology. However, the historical information prior to September 30, 2008 assumes that the monthly Index rebalancing took place on a single Transition Day, while from September 30, 2008 the monthly Index rebalancing has taken place over four Transition Days as described above.

All calculations of historical information are based on information obtained from various third party independent and public sources. The Index Sponsor has not independently verified the information extracted from these sources.

The following table and graph illustrate the performance of the Index from December 31, 1999 to January 8, 2009. The estimated historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will increase sufficiently to cause the holders of the Notes to receive a payment at maturity in excess of the principal amount of such Note.

December 31, 1999	100.00
December 29, 2000	103.71
December 31, 2001	124.82
December 31, 2002	135.78
December 31, 2003	146.30
December 31, 2004	163.40
December 30, 2005	176.88
December 29, 2006	178.39
December 31, 2007	189.27
December 31, 2008	190.38
January 8, 2009	193.16

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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